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                          May 2, 2024

       Ren   Russo, Pharm.D.
       President and Chief Executive Officer
       Xilio Therapeutics, Inc.
       828 Winter Street, Suite 300
       Waltham, Massachusetts 02451

                                                        Re: Xilio Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 30,
2024
                                                            File No. 333-279015

       Dear Ren   Russo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Molly W. Fox, Esq.